News Release	AMEX, TSX Symbol: NG

Drilling Initiated on Khotol Silver Project in Western Alaska

20 September 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

A 1,200 meter (4,000 foot) drill program has been initiated at NovaGold’s Khotol Silver project in Western Alaska to test high-grade silver and base metal mineralization.

Two major target areas have been identified for drill testing that are defined by coincident elevated soil geochemistry and geophysical IP chargeability and gravity anomalies. Mineralization occurs as high-grade disseminated to massive sulfide replacements along a regional dolomitic limestone-quartzite contact.

Shallow exploration holes drilled by the Anaconda Mining Company in the early 1980’s intersected significant high-grade silver and base metal values in a 400 x 400 meter area at Khotol. Results from that drilling include:

Drill Hole WP83-006 intersected 32.0 meters grading 444 g/t (13.0 oz/t) silver, 25.9% lead and 2.8% zinc from 24.1 meters to 56.1 meters depth.
Drill Hole WP84-027 intersected 20.1 meters grading 339 g/t (9.9 oz/t) silver, 5.3% lead and 3.4% zinc from 107.3 to 127.4 meters depth.
Drill Hole WP84-031 intersected 11.9 meters grading 259 g/t (7.6 oz/t) silver, 9.0% lead and 11.0% zinc from 124.4 to 136.3 meters depth.

Drill Program To Test Kilometer-Scale Silver and Base Metal Targets At Khotol

NovaGold has initiated its 2005 diamond drill program on the Khotol Project in Western Alaska near the Yukon River. The program targets significant high-grade silver and associated base metal mineralization developed in dolomitic limestone approximately 5 kilometers northeast of the recently reclaimed Illinois Creek open-pit gold mine. The area was first identified in the early 1980’s by the Anaconda Mining Company which originally focused on the poly-metallic potential of the area. Anaconda identified a series of significant kilometer-scale soil anomalies for gold, silver, copper, lead, and zinc including the Illinois Creek anomaly and two anomalies in the Khotol area. With the identification of the gold rich gossans at Illinois Creek, no follow-up exploration on the poly-metallic sulfide targets in the district was ever undertaken in the intervening decades despite excellent initial results.

Historic exploration at the Khotol property included a series of shallow drill holes on the northeastern part of the property where drilling of a large soil anomaly intersected significant widths of high-grade silver and associated base metal mineralization in an area of approximately 400 meters by 400 meters in size. Mineralization occurs as disseminated to massive sulfide replacement style bodies along a regional dolomitic limestone-quartzite contact. The second major soil anomaly to the west was never drill tested (See associated figures).

Highlights from historic drilling include: drill hole WP83-006 with 32.0 meters grading 444 g/t (13.0 oz/t) silver, 25.9% lead and 2.8% zinc from 24.1 meters to 56.1 meters depth; drill hole WP84-027 with 20.1 meters grading 339 g/t (9.9 oz/t) silver, 5.3% lead and 3.4% zinc from 107.3 to 127.4 meters depth; drill hole WP84-031 with 11.9 meters grading 259 g/t (7.6 oz/t) silver, 9.0% lead and 11.0% zinc from 124.4 to 136.3 meters depth. True widths have not been determined for the above intercepts but the intercepts are believed to be representative of actual drill thicknesses. Mineralization at Khotol remains open for expansion in all directions.

NovaGold recognized the potential for a major silver and base metal deposit in the district and acquired the property in 2004. During 2004 and 2005 a series of follow-up geophysical surveys have been completed including gravity and wide-spaced pole-dipole IP. The results of those surveys which cover roughly a 3 by 2 kilometer area over the two main soil anomalies are very encouraging showing multiple kilometer-scale geophysical targets. This season’s initial drill program at Khotol will focus on areas of strong coincident soil and geophysical targets. An initial drill test of the known mineralization along with several additional holes along the targeted soil and geophysical anomalies is planned in the current program.

The 2005 Khotol drill program and sampling protocol are under the direction and oversight of qualified person Jerry Zieg, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol will be utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada and Reno, Nevada. The qualified person has read and approved the content of this press release.

About the Khotol Project

The Khotol Project is located in Northwestern Alaska approximately 60 miles southwest of the community of Galena on the Yukon River. NovaGold has an option to acquire a 100% interest in the property by making payments totaling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of the completion of the payments and expenditures, subject to certain extensions. The property is subject to a 2% net smelter royalty, a portion of which may be purchased by NovaGold on fixed terms.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Figure 1: Khotol Project Soil Anomalies and Historic Drilling

Figure 2: Khotol Project Gravity and IP Chargeability Anomalies